17006120

UNITE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 08 2017
Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68942

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SOLIC CAPITAL, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1603 ORRINGTON AVENUE, SUITE 1600
(No. And Street)

EVANSTON (City) ILLINOIS (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew Rubin

847-583-1618

RECEIVED
2017 FEB -8 PM 2:08
SEC / TM

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PARITZ & COMPANY, P.A.
(Name - *if individual, state last, first, middle name*)

15 WARREN STREET (Address) HACKENSACK (City) NEW JERSEY (State) 07601 (Zip Code)

CHECK ONE:
[x]Certified Public Accountant
[ ]Public Accountant
[ ]Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 140.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Matthew Rubin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOLIC CAPITAL LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

JACQUELYNN M KELLY
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
April 27, 2020

This report ** contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Operations.
[x] (d) Statement of Changes in Financial Condition.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation
[ ] (m) A copy of the SIPC Supplemental report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent Auditors' Supplementary Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOLIC CAPITAL, LLC

TABLE OF CONTENTS

Paritz & Company, P.A.
certified public accountants

15 Warren Sueet, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax:(201) 342-7598
www.paritz.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Solic Capital, LLC

We have audited the accompanying statement of financial condition of Solic Capital, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Solic Capital LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Solic Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, including schedule I, Computation of Aggregate Indebtedness and Net Capital pursuant to rule 15c3-1 of the securities and exchange commission, Schedule II, Statement Pursuant to Rule 17a-5(d)(2) of the Securities and Exchange Commission, schedule III, Computation for Determination of Reserve Requirements and Information Relating to Possession of Control Requirements under Rule 15c3-3 of the securities and exchange commission, and schedule IV, Information Relating to the Possession of Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Solic Capital, LLC's financial statements. The supplemental information is the responsibility of Solic Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Paritz & Company, P.A.

Paritz & Company, P.A.

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
February 3, 2017

SOLIC CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2016

ASSETS

CURRENT ASSETS:	
Cash	$ 141,513
Loan Receivable	136,667
CURRENT ASSETS & TOTAL ASSETS	**$ 278,180**

LIABILITIES & MEMBER'S CAPITAL

CURRENT LIABILITIES	
Accounts Payable	$ 6,500
Due to related party	22,401
Total Current Liabilities	28,901
MEMBER'S CAPITAL	249,279
TOTAL LIABILITIES & MEMBER'S CAPITAL	**$ 278,180**

See notes to financial statements

SOLIC CAPITAL, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2016

REVENUE		
	Interest Income	12,082
	TOTAL REVENUE	**12,082**
EXPENSES		
	General and Administrative	53,426
	Management Fee – related party	14,964
	TOTAL EXPENSES	**68,390**
NET LOSS		**$ (56,308)**

SOLIC CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2016

	Contributed Capital	Accumulated Earnings	Total Member's Equity
BALANCE – JANUARY 1, 2016	$190,511	$100,112	$290,623
Contributed Capital	14,964		14,964
Net Loss	$______	$(56,308)	$ (56,308)
BALANCE – DECEMBER 31, 2016	**$ 205,475**	**$ 43,804**	**$249,279**

See notes to financial statements

SOLIC CAPITAL, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES:	
Net Loss	$ (56,308)
Changes in Operating assets and liabilities:	
Accounts Payable	(3,000)
Net cash used in operating activities	(59,308)
FINANCING ACTIVITIES	
Capital Contributions	14,964
Due to related party	22,401
Net cash provided by financing activities	37,365
Net cash decrease for year	(21,943)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	163,456
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	**$ 141,513**

See notes to financial statements

1 BUSINESS DESCRIPTION

Business

SOLIC Capital, LLC, (the "Company") is a wholly-owned subsidiary of SOLIC Holdings, LLC and was incorporated in the State of Delaware on May 24, 2011.

The Company is a registered securities broker-dealer in various states and is a member of the Financial Industry Regulation Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company does not maintain customer accounts nor does it currently have a clearing arrangement.

To generate revenue, the Company may raise capital through financial advisory services for private placement and mergers and acquisitions.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents

The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value.

Income taxes

The Company is organized as a Limited Liability Company ("LLC") and is disregarded an as entity for Federal tax purposes and, therefore, has no Federal tax liability. State tax liabilities are determined under individual state tax laws. The Company's income or loss is included in the Federal and state consolidated tax returns of the parent company, which is a partnership.

Revenue recognition

The Company recognizes revenue for consulting work that culminates in a securities transaction for which the Company is engaged to provide services in connection with a transaction, the closing of which involves the exchange of securities between two or more parties, and for which the Company is compensated in the form of success fees based on a percentage of the value (some or all) of the resulting transaction. The incremental revenue amounts are generally contingent on a specific event and the incremental revenues are recognized when the contingencies are resolved.

In limited circumstances, the Company recognized revenues as the related professional services provided. In connection with recording revenues, estimates and assumptions are required in determining the expected conversion of the revenues to cash. The Company may provide multiple services under the terms or an arrangement. There are also client engagements where the Company is paid a fixed amount for its service. The recording of these fixed revenue amounts requires the Company to make an estimate of the total amount of work to be performed and revenue is then recognized as efforts are expanded based on (i) objectivity determinable output measures, (ii) input measures if output measures are not reliable, or (iii) the straight-line method over the term of the arrangement.

Total revenues include reimbursable costs, which are billed to customers. These reimbursable costs are recorded as a component of costs of service.

Use of estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of long-lived assets

The Company periodically evaluates whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets. The long-term nature of these assets requires the estimation of cash inflows and outflows several years into the future.

Fair value measurements

The Company adopted the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures", which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. All assets and liabilities are level 1. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions).

3 LOAN RECEIVABLE

The Company has participated in a revolving credit facility to a business pursuant to where the business can borrow up to $5,000,000 and where SOLIC's portion of the loan is 6.67% with a maximum of $333,500. Interest shall accrue on the unpaid principal balance at a fixed per annum rate of 8% and is due on April 30, 2017. All accrued unpaid interest on the unpaid principal balance on the monthly loan shall be payable monthly in arrears. As of December 31, 2016, the balance of the Company's participation in the loan was $136,667.

4 NET CAPITAL REQUIREMENTS UNDER SEC RULE 15c3-1

As a broker/dealer, the Company is subject to SEC Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers,*(the "Rule") which requires the maintenance of minimum net capital. The rule requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2016. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital, as those terms are defined by the Rule, may not exceed 15 to 1. At December 31, 2016, the Company's net capital was $112,612 which was $107,612 in excess of its required net capital and its ratio of indebtedness to net capital was 20.42%.

5 RESERVE REQUIREMENTS UNDER SEC RULE15c3-3

SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Securities (the"Rule"), requires, among other things, every broker or dealer to maintain a Reserve Bank Account in an amount not less than the amount computed in accordance with the Reserve Requirement formula provided under the Rule, unless such broker or dealer is exempted under the exemptive provisions of the Rule. The Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities. Accordingly, pursuant to Rule 15c3-3(k)(2)(i), the Company is exempted from the provisions of this rule.

6 INCOME TAXES

As the Company is organized as a single member liability company and is disregarded as an entity for tax purposes and its taxable income is reported by the parent company, there is no tax expense/benefit recorded by the Company.

Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. As a disregarded entity, the Company does not report its deferred tax assets or liabilities in its financial statements. Rather, the parent company will report any related deferred tax items in its financial statements.

7 MANAGEMENT AGREEMENT – RELATED PARTY FEES

Pursuant to an agreement with a related party to perform certain services relating to the management of various aspects of the Company's business, SOLIC Capital agreed to pay the related party a monthly fee based on an allocation percentage of, among other things, salaries, benefits, and other overhead expenses. Such fees shall be reimbursed on or before the last day of the following month. As of December 31, 2016, the company has a balance due of $22,401.

8 SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of these financial statements through February 3, 2017, the date that these financial statements were available to be issued.

Paritz & Company, P.A.
certified public accountants
15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax:(201) 342-7598
www.paritz.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Solic Capital, LLC

We have reviewed management's statements, included in the accompanying Computation For Determination of Reserve Requirements and Information relating to possession of Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Solic Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which, Solic Capital, LLC claimed an exception from 17 C.F.R. §240.15c3-3: ([Identified provision(s)—(1), (2)(i), (2)(ii), or (3).]) (the "exemption provisions") and (2) Solic Capital, LLC stated that Solic Capital , LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Solic Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Solic Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is an expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Paritz & Company, P.A.

Paritz & Company, P.A.

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
February 3, 2017

SOLIC CAPITAL, LLC

SCHEDULE I – COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE II – STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE IV – INFORMATION RELATING TO THE POSSESION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SOLIC CAPITAL, LLC
SCHEDULE I
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

Computation of net capital	
Total member's capital from statement of financial condition	$249,279
Less – Non-allowable assets	136,667
Net capital	**112,612**
Minimum net capital requirement (pursuant to Rule 15c3-1(a)(4)	5,000
Net capital in excess of requirement	$107,612
Ratio of aggregate indebtedness to net capital	20%

Aggregate indebtedness (1)

(1) The Company had liabilities of $28,901 as of December 31, 2016

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2016 filed by SOLIC Capital, LLC in its Form X-17A-S with the Financial Industry Regulation Authority ("FINRA") on January 9, 2017

SOLIC CAPITAL, LLC
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

The Company had no liability subordinated to claims of general creditors as of January 1, 2016. In addition, there were none in existence during the year ended December 31, 2016 and, accordingly, there are no changes to report.

SOLIC CAPITAL, LLC
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company has no customers.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2016.

SOLIC CAPITAL, LLC

SCHEDULE IV

EXEMPTION REPORT

INFORMATION RELATING TO THE POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(i). The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities for the period January 1, 2016 through December 31, 2016 without exception.

By ______________________

Matthew Rubin

Chief Compliance Officer